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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          SCHEDULE 13G/A


            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)*


           Donnelley Enterprise Solutions Incorporated
-----------------------------------------------------------------
                         (Name of Issuer)

                  Common Stock, $0.01 par value
-----------------------------------------------------------------
                  (Title of Class of Securities)

                            25786M108
                  -----------------------------
                          (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------               ------------------------------
CUSIP No.  25786M108             13G       Page    2    of   6   Pages
---------------------------               ------------------------------


------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Salomon Inc
            22-1660266
------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a) [ ]
                                                 (b) [X]
------------------------------------------------------------------------
3     SEC USE ONLY



------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

------------------------------------------------------------------------
                  5      SOLE VOTING POWER

                             ---
  NUMBER OF
                 -------------------------------------------------------
    SHARES        6      SHARED VOTING POWER

 BENEFICIALLY                0

   OWNED BY

     EACH        -------------------------------------------------------
                  7      SOLE DISPOSITIVE POWER
   REPORTING
                             ---
    PERSON

     WITH         -------------------------------------------------------
                  8      SHARED  DISPOSITIVE POWER

                             0

------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0

------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                            [  ]


------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            0.0%

------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

            HC, CO

------------------------------------------------------------------------
                  *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:

             Donnelley Enterprise Solutions Incorporated
             ("Donnelley")

Item 1(b).   Address of Issuer's Principal Executive
             Offices:

             161 North Clark Street,
             Suite 2400
             Chicago, IL  60601

Item 2(a).   Name of Person Filing:

             Salomon Inc

Item 2(b).   Address or Principal Office or, if none,
             Residence:

             Seven World Trade Center
             New York, New York  10048

Item 2(c).   Citizenship or Place of Organization:

             Delaware

Item 2(d).   Title of Class of Securities:

             Common Stock, $0.01 par value
             (the "Common Stock")

Item 2(e).   CUSIP Number:

             25786M108

Item 3.      If this statement is filed pursuant to
             Rules 13d-1(b) or 13d-2(b), check
             whether the person filing is a:

             (a) [  ] Broker or Dealer registered under
                      Section 15 of the Act;

             (b) [  ] Bank as defined in Section 3(a)(6)
                      of the Act;

             (c) [  ] Insurance Company as defined in
                      Section 3(a)(19) of the Act;

             (d) [  ] Investment Company registered under
                      Section 8 of the Investment Company
                      Act;

             (e) [  ] Investment Adviser registered under
                      Section 203 of the Investment
                      Advisers Act of 1940;


                             Page 3
                           of 6 Pages

             (f) [  ] Employee Benefit Plan, Pension Fund which
                      is subject to the provisions of the
                      Employee Retirement Income Security Act
                      of 1974 or Endowment Fund; see ss.
                      240.13d-1(b)(1)(ii)(F);

             (g) [X] Parent Holding Company, in accordance with ss. 240.13d-1(b)(1)(ii)(G);

             (h) [  ] Group, in accordance with ss. 240.13d-1(b)
                      (1)(ii)(H).

Item 4.      Ownership.

             (a)  Amount Beneficially Owned as of August 31, 1997:
                  0 shares.

             (b)  Percent of Class:  0.0%

             (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the
                         vote:  --

                   (ii)  shared power to vote or to direct the
                         vote:  0

                  (iii)  sole power to dispose or to direct the
                         disposition of:  --

                   (iv)  shared power to dispose or to direct the
                         disposition of:  0

                  As of August 31, 1997, Salomon Brothers Inc
             ("SBI"), an indirect, wholly owned subsidiary of Salomon Inc, held directly 0 shares of the Common Stock, representing 0.0% of the 5,005,000 shares of the Common Stock reported to be outstanding in Donnelley's Quarterly Report on Form 10-Q for the period ended June 30, 1997.

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.      Ownership of More than Five Percent on Behalf of
             Another Person.

             Not applicable.

Item 7.      Identification and Classification of the Subsidiary
             Which Acquired the Security Being Reported on by the
             Parent Holding Company.

             Salomon Inc is filing this Statement on Schedule 13G pursuant to Rule 13d- 1(b)(1)(ii)(G) and Rule
             13d-1(b)(2) under the Securities Exchange Act of 1934, as amended. See Exhibit 1.


                             Page 4
                           of 6 Pages

Item 8.      Identification and Classification of Members of the
             Group.

             Not Applicable.

Item 9.      Notice of Dissolution of Group.

             Not Applicable.

Item 10.     Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 1997

                                 SALOMON INC



                                 By  /s/ Arnold S. Olshin
                                   --------------------------
                                    Name:  Arnold S. Olshin
                                    Title:  Secretary


                             Page 5
                           of 6 Pages

                                                           EXHIBIT 1

           Salomon Brothers Inc ("SBI"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), is a Delaware corporation that is a wholly owned subsidiary of Salomon Brothers Holding Company Inc ("SBHC"), which in turn is a Delaware corporation that is a wholly owned subsidiary of Salomon Inc. The principal places of business of SBI and SBHC are located at Seven World Trade Center, New York, New York 10048. Salomon Inc is filing this amendment to its Statement on Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) and Rule 13d-1(b)(2) under the 1934 Act as a "parent holding company" of SBI and SBHC in order to report the termination of
(x) the direct beneficial ownership by SBI of the Common Stock, $0.01 par value (the "Common Stock"), of Donnelley Enterprise Solutions Incorporated and (y) the indirect beneficial ownership by SBHC and Salomon Inc of the Common Stock directly beneficially owned by SBI.


                             Page 6
                           of 6 Pages